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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment NO. 6)

                        STATE AUTO FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   85570710500
                      (CUSIP Number of Class of Securities)

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                                  3300 BP Tower
                                200 Public Square
                           Cleveland, Ohio 44114-2301
                                 (216) 621-0150
                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  JUNE 30, 2003
             (Date of Event which Requires Filing of this Statement)


         If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].





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
CUSIP No. 85570710500

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

GREGORY M. SHEPARD

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                        (a) [ ]
                                                                                                        (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                            [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

                           7.    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY               2,000,000
OWNED BY EACH
REPORTING PERSON           8.    SHARED VOTING POWER
WITH
                           -0-

                           9.    SOLE DISPOSITIVE POWER

                           2,000,000

                           10.   SHARED DISPOSITIVE POWER

                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%

14.      TYPE OF REPORTING PERSON

IN


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                                 SCHEDULE 13D/A

This Amendment No. 6 to Schedule 13D is filed on behalf of Gregory M. Shepard ("Shepard"), an individual, for the purpose of updating Items 2 and 4 hereof with respect to his shares of common stock, no par value ("Shares") of State Auto Financial Corporation ("STFC"). Filing Person has elected to disclose the following information even though Filing Person believes that these disclosures are not mandatory.

ITEM 2. IDENTITY AND BACKGROUND

ITEM 2(c) IS HEREBY AMENDED TO ADD THE FOLLOWING SUPPLEMENTARY INFORMATION:

From 1997 to 2000, Filing Person served as Chairman and President of Illinois HealthCare Insurance Company, an Illinois stock life, accident & health insurance company with HMO authority. Illinois HealthCare Insurance Company was authorized to issue insurance against bodily injury, disablement or death by accident and against disablement resulting from sickness or old age and every insurance appertaining thereto, including stop-loss insurance. Illinois HealthCare Insurance Company received its Certificate of Authority on or about November 6, 1997, from the Illinois Department of Insurance. Due to the insolvency of Illinois HealthCare Insurance Company, on June 30, 2000, Illinois HealthCare was placed into liquidation with the Office of the Special Deputy Receiver representing the Director of Insurance of the State of Illinois.

ITEM 2(e) IS HEREBY AMENDED TO ADD THE FOLLOWING SUPPLEMENTAL INFORMATION:

On August 30, 2000, American Union Insurance Company ("AUIC") and its wholly owned subsidiary Meridian Insurance Group Acquisition Corporation ("MIGAC"), filed with the Securities and Exchange Commission a $20.00 per share tender offer to acquire Meridian Insurance Group, Inc. ("MIGI"). A hearing required under the Indiana Business Takeover Act (Indiana Code 23-2-3.1), was scheduled before the Indiana Securities Division for September 25, 2000 with MIGAC, AUIC and MIGI as the parties. On September 18, 2000, AUIC and MIGAC amended their tender offer for MIGI, increasing their offer to $25.00 per share. On September 21, 2000, the Indiana Securities Division filed Administrative Complaints against AUIC, MIGAC, the Filing Person and the Filing Person's brother (collectively, referred to in the Order as the "Offerors"), requesting that the Offerors cease and desist the tender offer prior to a hearing. On October 4, 2000, the Indiana Securities Division issued an order (the "Order") in its administrative proceedings against MIGAC and AUIC, prohibiting the Offerors from proceeding with their tender offer for MIGI until the tender offer documents were amended to include additional AUIC financial information based on generally accepted accounting principles ("GAAP"), and until additional financing details were provided. AUIC filed financial statements with insurance departments using permitted statutory accounting principles ("SAP"). In particular, the Order required: (a) Offerors were to provide a reconciliation of AUIC's financial statements, prepared in accordance with SAP, such that Offerors' disclosure could be considered under GAAP, or otherwise affirmatively demonstrate that such reconciliation could not be prepared and produced absent unreasonable cost or expense; (b) Offerors were to provide an auditors' report regarding AUIC's SAP based financial statements, or otherwise affirmatively

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demonstrating that audited financial statements could not be prepared or produced absent unreasonable cost or expense; (c) Offerors were to provide an adequate description of the source of the funds and consideration to be used to finance the takeover offer; (d) Offerors were to provide additional disclosure relative to the amount of Gregory and Tracy Shepard's net worth constituting illiquid assets and the magnitude of guarantees or contingencies that may negatively affect their net worth. On October 4, 2000, AUIC engaged its independent accountants to provide GAAP financial information and to provide a reconciliation of AUIC's SAP financial statements with GAAP. On October 25, 2000, State Auto Mutual Insurance Company announced an agreement to acquire MIGI's publicly traded shares for $30.00 per share. On November 16, 2000 and December 4, 2000, the Offerors submitted information to the Indiana Securities Division in an attempt to provide the additional information required by the October 4, 2000 Order. On December 8, 2000, the Offerors' $25.00 per share amended tender offer was withdrawn. The Offerors notified the Indiana Division of Securities of its withdrawal and there have been no further proceedings.

ITEM 4. PURPOSE OF TRANSACTION

ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 30, 2003, State Automobile Mutual Insurance Company ("State Auto") and STFC filed a complaint in the United States District Court for the Southern District of Ohio against Filing Person (Case No. C2 03 585). State Auto and STFC requested among other things that Filing Person file an amended 13-D to include the additional information included in Item 2 above. State Auto and STFC also sought an injunction enjoining Filing Person: (a) from making material misrepresentations and omissions in future Schedule 13D filings and from future violations of the federal securities laws; (b) pursuing further transactions in STFC shares; (c) making further proposals to take over State Auto, STFC or any of their affiliates; (d) making a tender offer for any STFC shares, until 30 days after Filing Person files what plaintiffs characterize as a "curative"
Schedule 13D approved by the Court. Plaintiffs also seek an order requiring Filing Person to file a Schedule 13D amendment correcting what State Auto and STFC allege are "material misrepresentations and omissions". On July 15, 2003, Filing Person filed a motion to dismiss State Auto's and STFC's lawsuit. Shepard requests dismissal of the lawsuit on the grounds that (a) his prior Schedule 13D filings were sufficient, and are not false or misleading; (b) State Auto and STFC have not and will not incur any irreparable injury, and therefore an injunction is not warranted; and (c) there is no private right of action for violation of Section 13(d) of the Securities Exchange Act of 1934.



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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 17, 2003

/s/ Gregory M. Shepard
----------------------
Gregory M. Shepard